EXHIBIT 99.1

Press Release

Disclosure of Transactions in Own Shares

Paris, November 7, 2019 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 29, 2019 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from October 31, 2019 to November 6, 2019:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
31.10.2019	331,436	47.1099	15,613,917	XPAR
31.10.2019	58,743	47.1187	2,767,894	CHIX
31.10.2019	2,000	47.1304	94,261	TRQX
31.10.2019	74,806	47.1052	3,523,752	BATE
01.11.2019	174,218	47.5661	8,286,871	XPAR
01.11.2019	43,679	47.5813	2,078,304	CHIX
01.11.2019	21,739	47.5462	1,033,607	TRQX
01.11.2019	33,660	47.5687	1,601,162	BATE
04.11.2019	192,658	48.4298	9,330,388	XPAR
04.11.2019	34,517	48.4337	1,671,786	CHIX
04.11.2019	28,445	48.4127	1,377,099	TRQX
04.11.2019	33,466	48.4285	1,620,708	BATE
05.11.2019	189,101	49.3059	9,323,795	XPAR
05.11.2019	29,981	49.3111	1,478,396	CHIX
05.11.2019	29,918	49.3082	1,475,203	TRQX
05.11.2019	34,940	49.3013	1,722,587	BATE
06.11.2019	194,741	49.2442	9,589,865	XPAR
06.11.2019	34,981	49.2209	1,721,796	CHIX
06.11.2019	29,944	49.2555	1,474,907	TRQX
06.11.2019	44,962	49.2276	2,213,371	BATE
Total	1,617,935	48.2094	77,999,669

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com